Exhibit 99.2

DeGolyer and MacNaughton

5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

February 9, 2010

Vanguard Natural Resources
7700 San Felipe
Suite 485
Houston, Texas 77063

Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2009, of certain properties owned by Vanguard Natural Resources (Vanguard). The properties appraised are located in the Gold River North and Sun T S H fields in Texas. Vanguard has represented that these properties account for 36 percent on a net equivalent barrel basis of Vanguard’s net proved reserves as of December 31, 2009.

Estimates of proved reserves presented in this report have been prepared in compliance with the regulations promulgated by the United States Securities and Exchange Commission (SEC). These reserves definitions are discussed in detail under the Definition of Reserves heading of this letter.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2009. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Vanguard after deducting all interests owned by others. Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.65 pounds per square inch absolute (psia). Condensate reserves estimated herein are those to be recovered by conventional lease separation.

Values shown herein are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated netreserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization.

Estimates of oil, condensate, NGL, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Vanguard personnel, Vanguard files, from records on file with the appropriate regulatory agencies, and from public sources. Additionally, this information includes data supplied by Petroleum Information/Dwights LLC; Copyright 2009 Petroleum Information/Dwights LLC. In the preparation of this report we have relied, without independent verification, upon such information furnished by Vanguard with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.
When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:
Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil, Condensate, and NGL Prices

The oil, condensate, and NGL prices were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Vanguard supplied differentials by field to a West Texas Intermediate reference price of $61.04 per barrel and the prices were held constant thereafter.

Natural Gas Prices

The natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials furnished by Vanguard to the reference price of $3.87 per thousand cubic feet and held constant thereafter.

Operating and Capital Expenditures

Current operating expenses provided by Vanguard were used in estimating future expenses required to operate the properties. In certain cases, future expenses, either higher or lower than current expenses, may have been used because of anticipated changes in operating conditions. Initial operating expenses were held constant for the lives of the properties. Vanguard currently delivers gas it produces in South Texas to Enbridge Pipeline Texas Gathering (Enbridge) and into the Enterprise Products Pipeline System for ultimate sale to Houston Pipeline Company (HPL) and has provided data relating to the transportation expenses necessary to do so. Gas from all future wells in any of the field areas also is contracted to be delivered to either Enbridge or HPL.

Severance Taxes

The Texas Railroad Commission (TRRC) has certified certain producing formations in various fields as tight gas sands. The main formations in these fields in this report are the Olmos and the Escondido. Certain wells producing from these formations will receive a reduction in severance taxes for a period of 10 years or until such time as 50 percent of the drilling and completion costs are recovered. At the end of that period, the severance tax rate reverts back to the standard rate. The amount of severance tax reduction varies from well to well based on the actual well cost and can typically range from 20 to 100 percent during this recovery period. At the request of Vanguard, this severance tax reduction has been appropriately considered for any existing wells that qualify, and for all future wells that would likewise qualify.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2009, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

The estimated net proved reserves, as of December 31, 2009, of the properties appraised are summarized as follows, expressed in thousands of barrels (Mbbl), and millions of cubic feet (MMcf):

	Net Proved Reserves
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf))

Gold River North
Proved Developed Producing	4	423	6,918
Proved Developed Nonproducing	0	0	0
Proved Undeveloped	18	285	4,672

Total Proved Gold River North	22	708	11,590

Sun T S H
Proved Developed Producing	87	1,561	12,251
Proved Developed Nonproducing	9	129	1,017
Proved Undeveloped	52	821	6,438

Total Proved Sun T S H	148	2,511	19,706

Total Proved	170	3,219	31,296

The estimated future revenue attributable to Vanguard’s interests in the proved reserves, as of December 31, 2009, of the properties appraised is summarized as follows, expressed in thousands of dollars (M$):

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total

Future Gross Revenue, M$	139,460	8,920	79,575	227,955
Production and Ad Valorem Taxes, M$	12,598	869	6,798	20,265
Operating Expenses, M$	45,170	1,528	15,475	62,173
Capital Costs, M$	0	1,350	23,864	25,214
Future Net Revenue*, M$	81,692	5,173	33,438	120,303
Present Worth at 10 Percent*, M$	42,995	2,055	7,372	52,422

* Future income tax expenses were not taken into account in the preparation of these estimates.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 70 years. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Vanguard. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Vanguard and should not be used for purposes other than those for which it is intended. DeGolyer and MacNaughton has used all procedures and methods that it considers necessary to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTONTexas Registered Engineering Firm F-716

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Vanguard dated February 9, 2010, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.
That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 35 years of experience in the oil and gas reservoir studies and reserves evaluations.